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During the period ended November 30, 1996, the Fund adjusted the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the period ended November 30, 1996, amounts have been reclassified to reflect a decrease in paid-in capital of $57,195, a decrease in accumulated net investment loss of $94,626, and an increase in accumulated net realized loss on investments of $37,431. In addition, to properly reflect foreign currency gain or loss in the components of capital, $54,859 of foreign exchange loss determined according to U.S. federal income tax rules has been reclassified from accumulated net realized loss to accumulated net investment loss.